Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Duke Energy Corporation
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Duke Energy Corporation

Vote Yes: Item #6 - Health Risks of Coal Operations Proposal

Annual Meeting: May 2, 2019

CONTACT: Lila Holzman, As You Sow | lholzman@asyousow.org

Mary Minette, Mercy Investment Services | mminette@Mercyinvestments.org

SUMMARY

After years of engagement with Duke Energy on the topic of its coal ash management, including a strong vote of 27% on a similar shareholder proposal in 2017, the company has made little progress to address investor concerns about public health risk from its coal operations, including waste ash ponds. Within the last year, reports have shown that Duke’s coal ash storage operations have resulted in alarming groundwater contamination and are increasingly vulnerable to impacts from climate-induced extreme storms and flooding, as witnessed during Hurricane Florence. Given the chemical hazards of coal ash waste, Duke must demonstrate how it will better mitigate the health risks presented by its coal-related operations for the communities in which it operates. Failure to do so leaves Duke and its shareholders exposed to material financial, reputational, and regulatory risks.

RESOLVED CLAUSE

Shareholders request that Duke Energy publish a report assessing how it will mitigate the public health risks associated with Duke’s coal operations in light of increasing vulnerability to climate change impacts such as flooding and severe storms. The report should provide a financial analysis of the cost to the Company of coal-related public health harms, including potential liability and reputational damage. It should be published at reasonable expense and omit proprietary information.

SUPPORTING STATEMENT

Investors request the company consider:

•	The public health impacts of climate change and how Duke Energy’s coal burning exacerbates them;

•	How the Company’s coal operations, including its coal ash disposal, impacts the public health of low-income communities of color.

RATIONALE FOR A YES VOTE

1)	Duke’s continued reliance on coal generation and ongoing production of coal ash waste present a risk to public health. Duke’s apparent failure to mitigate such risks exposes the company to financial consequences including potential fines, clean-up costs, and legal liability as well as damage to its reputation and social license to operate.

2)	The company’s disclosures do not assure investors that it is adequately managing the ongoing physical, legal, and reputational risk of its coal generation plants and coal ash facilities. Existing disclosures are high level, focus on regulatory compliance, and do not provide shareholders with a comprehensive view of whether the company is sufficiently mitigating the risks discussed in the Proposal. Given recent contamination events, shareholders have reason to doubt that existing practices as disclosed are adequate.

3)	Duke compares poorly to peers on coal ash management and storm preparedness. Utilities, including those operating in the same states as Duke Energy, have taken a lead in implementing best practices for coal plant closure acceleration and management of coal ash waste, particularly in terms of preparations to reduce impacts of increasingly intense and frequent extreme weather events. Such comparisons show that Duke continues to lag behind.

DISCUSSION

1)	Duke’s continued reliance on coal generation and ongoing production of coal ash waste presents a risk to public health.

Duke is one of the largest electric power generators in the United States, and its generation continues to rely heavily on the use of coal; the company reported that about one-third of its total generation came from coal burning plants in 2017.1 Burning coal releases pollution-causing emissions that are linked to negative health implications including respiratory illnesses like asthma as well as significant levels of carbon dioxide, one of the primary greenhouse gases linked to climate change.

Although the company has retired coal plants in recent years, decades of coal use have left the company with coal ash combustion residue (“coal ash”) disposal sites throughout its service territory. The company points out in its financial filings that the U.S. Environmental Protection Agency has chosen to regulate coal ash waste as a non-hazardous pollutant.2 However, a recent study found high levels of toxic substances including cobalt and arsenic in ground water near 242 of 265 coal ash sites around the country.3 The report ranked the Duke Energy coal ash storage site at the Allen Steam Station as the second-most contaminated site in the nation, with levels of cobalt -- a heavy metal linked to thyroid damage – found in nearby groundwater at 500 times safe levels. Such examples of contamination present risk to Duke and its shareholders of increased financial costs that the company may incur if required to pay any related penalties or associated clean-up costs either in the near or long term.

1 Duke Energy 2017 Annual Report: https://www.duke-energy.com/annual-report/_/media/pdfs/our-company/investors/de-annual-reports/2017/2017annualreport.pdf

2 Duke Energy 2018 10-K: https://www.duke-energy.com/_/media/pdfs/our-company/investors/2018-duke-energy-form-10-k.pdf

3 Environmental Integrity Project, Coal’s Poisonous Legacy, March 4, 2019: https://www.environmentalintegrity.org/wp-content/uploads/2019/03/National-Coal-Ash-Report-1.pdf

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Another significant impact of coal use is climate change, which is linked to changes in weather patterns and particularly to more extreme storms in terms of both intensity and frequency. Two major storms in the past three years—Hurricane Matthew and Hurricane Florence—have impacted Duke’s service territory and infrastructure and have also shown the ongoing vulnerability of Duke’s coal ash storage sites to extreme weather events. Coal ash from Duke’s ponds was spilled as a result of both storms. Problems following Florence were particularly concerning. Local media reported at least two coal ash spills at Duke sites;4 and nearby Lake Sutton, which locals rely on for subsistence fishing and recreation, was closed as a result of the spills.5 Subsequently, both civil society organizations and a large group of investors representing more than $40 billion in assets under management called on the Company to initiate an independent investigation to include testing of sediment—an action considered essential to understand the long-term impacts of such an event—but Duke rejected such requests, leaving its reputation for evading responsibility in question.6

Given the proximity of much of Duke’s coal ash disposal sites to vulnerable, low-income communities, it is vital that Duke mitigate its impact on the health and livelihood of such populations or risk losing its social license to operate.

2)	The company’s disclosures do not assure investors that it is adequately managing the ongoing physical, legal, and reputational risk of its coal generation plants and coal ash facilities.

Duke has issued a report that outlines its climate risk and includes details on past and planned coal plant closures. The company also has a section on its website relating to its coal ash management plans, and it has responded to a CDP water questionnaire last year for the first time. These disclosures highlight that Duke is complying with relevant regulations and does not believe it has significant risk of contamination from coal ash disposal processes. Yet, Duke’s compliance with existing regulations has done little to counter concerns from investors, stakeholder organizations, and members of the public in the company’s service territory about its management of coal ash.

Duke has yet to provide sufficient detail on plans to better prepare for the increased severity of climate-induced storms. Any mention of its preparedness has been high level and, thus far, has not addressed the concern that past risk management protocols may be insufficient in the face of future projections for more intense and frequent storms and flooding; recent events seem to demonstrate that existing practices do not sufficiently mitigate the risks raised in this Proposal.

4 Washington Post, Dam breach sends toxic coal ash flowing into a major North Carolina river, September 22, 2018: https://www.washingtonpost.com/energy-environment/2018/09/21/dam-breach-reported-former-nc-coal-plant-raising-fears-that-toxic-coal-ash-may-pollute-cape-fear-river/?utm_term=.eb28cc6a3a44

5 https://www.bloomberg.com/news/articles/2018-09-18/duke-ends-coal-ash-breach-after-spill-flows-into-fishing-lake

6 Investors Call on Duke Energy to Mitigate Coal Ash Risks in the Wake of Hurricane Florence: https://www.asyousow.org/press-releases/duke-energy-coal-ash-hurricane-florence

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Federal regulation is currently requiring the closure of all coal ash ponds in favor of safer dry storage. After draining the wastewater from such ponds, companies can take increased precautions to excavate and move coal ash to a protected, lined landfill rather than merely capping it in place in existing, unlined basins that allow for future risk of groundwater pollution. While some states do not currently require full excavation of the remaining coal ash waste, this is shifting rapidly. With strong public support, state regulators in Virginia recently required Dominion Power to excavate its coal ash ponds rather than capping them in place, and Dominion now reportedly supports this plan.7 In early April 2019, the North Carolina Department of Environmental Quality (DEQ) similarly ordered that Duke completely excavate all coal ash ponds in the state.8 The DEQ Order rejected Duke’s assessment that capping the ponds was sufficient to prevent groundwater degradation. This Order and the regulatory trend toward enforcing the best practice of excavation underscores the need for Duke to quickly alter its course or provide shareholders with sufficient analysis on why other ponds are not similarly at risk. Until it does so, Duke remains exposed to legal, reputational, and public safety risks associated with its current coal ash pond management.

At public hearings in North Carolina concerning the company’s proposal to cap in place some of its coal ash ponds, strong public opposition showed a high level of concern and distrust.9 Ignoring all outcries, the company continued to advocate strongly for its plans and has also spent millions of dollars in recent years opposing stricter regulations of coal plant emissions and coal ash regulations designed to protect the public’s health.10 Given the disconnect between Duke's stated intent to avoid harm to communities and its ongoing efforts to oppose inevitable protective regulations, investors require information on Duke’s risk mitigation plans and practices that goes beyond bare minimum regulatory compliance.

The report requested by this proposal will help to highlight how the company can better manage the risk of its past and current use of coal.

3)	Duke compares poorly to peers on coal ash management and storm preparedness.

In contrast to Duke’s insufficient response to requests for improved management after Hurricane Matthew, peer utility Santee Cooper accelerated its plans to close its Grainger Generating Station waste site in recognition of the liability it presents for the company as well as the risk to the community.11 Santee Cooper not only avoided some of the worst impacts of Hurricane Florence by successfully deploying a temporary dam to stave off the foreseen extreme flooding at its Grainger Generating station site, but also proactively responded to concerns of the surrounding community by accelerating the excavation of its coal ash pits. Duke, on the other hand, has invested time and money in fighting lawsuits and lobbying for weakened regulatory protections, while refusing to expedite the excavation of its coal ash ponds. Forward-looking companies that go beyond minimum regulatory standards will reduce risk, increase their reputation, and avoid legal liability. In contrast Duke’s current practices and disclosures do little to alleviate the ongoing health-related, reputational, and regulatory risk faced by the company.

7 AP News, Northam signs coal ash cleanup bill, March 20, 2019: https://www.apnews.com/3f032d66ca2b4fce8f6cda87971af408

8 https://www.utilitydive.com/news/duke-north-carolina-coal-ash-pond-excavation-order-to-cost-4-5b/551788/

9 Winston-Salem Journal, Residents, environmentalists push for coal ash landfill, January 10, 2019: https://www.journalnow.com/news/local/residents-environmentalists-push-for-coal-ash-landfill/article_3769ca5a-1ae9-547a-8ab4-d80709db8543.html; WFAE.org, DEQ To Hear Concerns On Coal Ash At Allen Plant, January 29, 2019: https://www.wfae.org/post/deq-hear-concerns-coal-ash-allen-plant

10 Politico, Documents detail multimillion-dollar ties involving EPA official, secretive industry group, February 20, 2019: https://www.politico.com/story/2019/02/20/epa-air-pollution-regulations-wehrum-1191258

11 Greenwire, Greens see 'tale of two utilities' in Florence response, September 26, 2018: https://www.eenews.net/greenwire/stories/1060099817/feed

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RESPONSE TO DUKE’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The company’s statement of opposition denies that spills during Hurricane Florence were significant and notes that its own testing and that of the state regulator show that nearby waterways were not contaminated. However, independent testing has cast doubt on such claims, underscoring the reputational risk that Duke faces from its remaining coal infrastructure.12

The company further notes that it “is fully committed to operating in accordance with the robust regulations enacted by the multiple government agencies whose specific mission, expertise and domain is to determine and publish those regulations necessary to maintain public safety.” However as mentioned, investors acknowledge that simple compliance with current laws does not guarantee sufficient mitigation of risk. This is especially true where regulations have been weakened from prior standards. As such, shareholders request clear, detailed, accessible information on how Duke is comprehensively mitigating the community health impacts associated with its coal ash and ensuring its practices will be resilient in the face of increased risk of extreme weather events.

CONCLUSION

Vote “YES” on this Shareholder Proposal regarding the Company’s efforts to limit public health impacts of its continued use of coal

As long-term investors in Duke Energy we are concerned that the company is not adequately managing the risks of its past and continued coal use. The requested report would help to assure investors that the company is carefully assessing and working to address these risks. Accordingly, investors are encouraged to vote “FOR” this important request for enhanced disclosure.

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12 Washington Post, Dam breach sends toxic coal ash flowing into a major North Carolina river, September 22, 2018: https://www.washingtonpost.com/energy-environment/2018/09/21/dam-breach-reported-former-nc-coal-plant-raising-fears-that-toxic-coal-ash-may-pollute-cape-fear-river/?utm_term=.eb28cc6a3a44

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